FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

FANCAMP EXPLORATION McFAULDS PROPERTY UPDATE

October 11, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that it is participating in a large airborne survey, beginning today, over the Noront Discovery and adjoining properties. This time domain EM survey is being carried out by Aeroquest International Ltd., overseen by Scott Hogg and Associates, the same group who organized the original time domain EM survey done over the area four years ago. That survey, on 300 metre spaced lines first identified the strong conductor which is now the site of the Noront Discovery, together with a number of strong conductors located on the adjoining Fancamp claims. The new survey, on 100 metre line spacing, will serve to further define these important targets.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dw10/19

END